UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

SIGNATURES
EX-99.1 PRESS RELEASE
LDK Solar Reports Financial Results for the Second Quarter 2008
We, LDK Solar Co., Ltd., a leading manufacturer of solar wafers, have reported our unaudited financial results for the second quarter ended June 30, 2008 as follows. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
Second Quarter 2008 Financial Highlights
•	Revenue of $441.7 million, up 89.2% quarter-over-quarter;

•	Annualized wafer production capacity reached 880 MW by end of June;

•	Signed nine long-term wafer supply agreements year-to-date;

•	Total wafer shipments increased 60.8% to 191.7 MW during the quarter; and

•	Gross profit margin for the quarter was 25.4%.
Net sales for the second quarter of fiscal 2008 were $441.7 million, up 89.2% from $233.4 million for the first quarter of fiscal 2008, and up 345.9% year-over-year from $99.1 million for the second quarter of fiscal 2007.
Gross profit for the second quarter of fiscal 2008 was $112.3 million, up 73.9% from $64.6 million for the first quarter of fiscal 2008, and up 221.8% year-over-year from $34.9 million for the second quarter of fiscal 2007. Gross profit margin for the second quarter of fiscal 2008 was 25.4% compared with 27.7% in the first quarter of fiscal 2008 and 35.2% in the second quarter of fiscal 2007. Operating profit for the second quarter of fiscal 2008 was $100.3 million, up 90.9% from $52.5 million for the first quarter of fiscal 2008, and up 225.4% year-over-year from $30.8 million for the second quarter of fiscal 2007. Operating profit margin for the second quarter of fiscal 2008 was 22.7% compared with 22.5% in the first quarter of fiscal 2008 and 31.1% in the second quarter of fiscal 2007.
Income tax expense for the second quarter of fiscal 2008 was $13.3 million. One of our operating subsidiaries in the PRC, after the first two years of exemptions, is now subject to the tax rate of 12.5% under the PRC Enterprise Income Tax Law that became effective on January 1, 2008.
Net income for the second quarter of fiscal 2008 was $149.5 million, or $1.29 per diluted ADS, compared to net income of $49.8 million, or $0.45 per diluted ADS for the first quarter of fiscal 2008.
We ended the second quarter of fiscal 2008 with $83.7 million in cash and cash equivalents and with $261.9 million in pledged bank deposits.
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(In US$’000, except share and per share data)

	6/30/2008	3/31/2008
Assets
Current assets
Cash and cash equivalents	83,742	93,705
Pledged bank deposits	261,934	142,086
Trade accounts receivable, net	34,964	8,905
Inventories, net	656,202	519,594
Prepayments to suppliers	253,806	206,330
Other current assets	48,830	39,187
Deferred income tax assets	1,307	658

Total current assets	1,340,785	1,010,465
Property, plant and equipment, net	705,784	501,078
Deposit for property, plant and equipments	222,400	200,725
Intangible asset, net	1,103	1,109
Land use rights	78,946	64,612
Inventories to be processed beyond one year, net	10,529	21,401
Prepayments to suppliers to be utilized beyond one year	20,538	20,534
Pledged bank deposits — non-current	33,444	30,020
Convertible senior notes issuance costs	10,530	—
Other financial assets	3,196	2,794
Deferred income tax assets	596	368

Total assets	2,427,851	1,853,106

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	375,634	313,933
Trade accounts payable	67,003	37,465
Advance payments from customers	242,962	231,089
Accrued expenses and other payables	166,994	137,525
Income tax payable	5,293	4,466
Other financial liabilities	6,213	7,577

Total current liabilities	864,099	732,055
Long-term bank borrowings, excluding current portions	99,158	37,795
Convertible senior notes	400,000	—
Advance payments from customers — non-current	364,706	301,313
Other liabilities	2,252	2,164

Total liabilities	1,730,215	1,073,327
Shareholders’ equity
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 106,478,033 shares issued and outstanding as of June 30, 2008 and March 31, 2008	10,648	10,648
Additional paid-in capital	238,555	494,358
Statutory reserve	18,697	18,697
Accumulated other comprehensive income	84,340	60,214
Retained earnings	345,396	195,862

Total shareholders’ equity	697,636	779,779

Total liabilities and shareholders’ equity	2,427,851	1,853,106

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$’000, except per ADS data)

	For the 3 Months Ended
	6/30/2008	3/31/2008
Net sales	441,665	233,399
Cost of goods sold	(329,372)	(168,831)

Gross profit	112,293	64,568
Selling expenses	(599)	(481)
General and administrative expenses	(10,956)	(11,185)
Research and development expenses	(437)	(371)

Total operating expenses	(11,992)	(12,037)

Income from operations	100,301	52,531
Other income/(expenses):
Interest income	1,698	1,326
Interest expense	(10,197)	(5,254)
Foreign currency exchange gain, net	5,823	5,339
Government subsidy	4,347	4,521
Change in fair value of prepaid forward contracts	60,028	—
Others	856	(126)

Income before income tax	162,856	58,337
Income tax (expenses)/benefit	(13,322)	(8,511)

Net income available to ordinary shareholders	149,534	49,826

Net income per ADS, Diluted	$1.29	$0.45

Incorporation by Reference
This report on Form 6-K (except our press release attached hereto as Exhibit 99.1) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit
Attached hereto as Exhibit 99.1 is the press release we issued on August 11, 2008 relating to our unaudited financial results for the second quarter ended June 30, 2008, which is furnished to the SEC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name: Jack Lai
Title: Chief Financial Officer

Date: August 12, 2008

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